1. Name and Address of Reporting Person
   Mathur, Pradeep
   14901 S. Orange Blossom Trail
   Orlando, FL 32837-
2. Issuer Name and Ticker or Trading Symbol
   Tupperware Corporation (TUP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2001 R1
5. If Amendment, Date of Original (Month/Day/Year)
   09/10/2001
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/01/2001 P <F1>        11100       A      $23.2000   30100            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $13.442                                              11/03/2002 Common                      2704     D
(Right to buy)                                                                 Stock
Stock Options  $15.94                                               10/26/2010 Common                      38000    D
(Right to buy)                                                                 Stock
Stock Options  $18.56                                               11/13/2010 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $18.75                                               11/10/2009 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $19.2                                                11/11/2008 Common                      20000    D
(Right to buy)                                                                 Stock
Stock Options  $21.6                                                04/25/2011 Common                      25000    D
(Right to buy)                                                                 Stock
Stock Options  $24.25                                               11/10/2007 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $26.7                                                11/11/2002 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $28.5672                                             11/02/2003 Common                      4191     D
(Right to buy)                                                                 Stock
Stock Options  $33.0197                                             10/31/2004 Common                      2772     D
(Right to buy)                                                                 Stock
Stock Options  $34.2797                                             10/30/2005 Common                      3515     D
(Right to buy)                                                                 Stock
Stock Options  $42.25                                               05/19/2006 Common                      3500     D
(Right to buy)                                                                 Stock
Stock Option   $23.2    08/01/2001 A <F2> V  22200       08/01/2008 07/31/2011 Common  22200    $0.0000    22200    D
                                                                               Stock

Explanation of Responses:

<F1>
Shares of Tupperware Corporation common stock purchased under the Dart Industries Inc. Management Stock Purchase Plan.
<F2>
Options granted in conjunction with participation in the Management Stock Purchase Plan.

SIGNATURE OF REPORTING PERSON
/s/ Pradeep Mathur

DATE
09/13/2001